October 13, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Praxis Precision Medicines, Inc. Registration Statement on Form S-1, as amended (Registration No. 333-249074)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, as amended, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Praxis Precision Medicines, Inc. that the effective date of the Registration Statement, as amended, be accelerated so that it will be declared effective at 4:01 p.m. Eastern Time on October 15, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other prospective underwriters have distributed approximately 766 copies of the preliminary prospectus dated October 9, 2020 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the preliminary prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC

EVERCORE GROUP L.L.C.

PIPER SANDLER & CO.

As Representatives of the several underwriters

[SIGNATURE PAGE FOLLOWS]

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick
Title: Senior Managing Director

PIPER SANDLER & CO.

By:	/s/ Paul Scansaroli
Name: Paul Scansaroli
Title: Managing Director

As representatives of the several underwriters.

[Signature Page to Acceleration Request Letter]